NGL Energy Partners LP

6120 South Yale Avenue, Suite 805

Tulsa, Oklahoma 74136

February 6, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suying Li

Re:   NGL Energy Partners LP

Form 10-K for Fiscal Year Ended March 31, 2019

Filed May 30, 2019

Item 2.02 Form 8-K Filed November 8, 2019

File No. 001-35172

Dear Ms. Li:

Set forth below is the response of NGL Energy Partners LP, a Delaware limited partnership (the “Partnership,” “we,” “us,” or “our”), to the written comment received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated February 4, 2020 with respect to our Form 10-K for the fiscal year ended March 31, 2019 and Item 2.02 of our Form 8-K filed on November 8, 2019.

For the Staff’s convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text, followed by our response to the Staff’s comment in regular type.

Item 2.02 Form 8-K Filed November 8, 2019

Exhibit 99.1, page 1

1.	You discuss the non-GAAP measures adjusted EBITDA from continuing operation and adjusted EBITDA for your segments in your second quarter fiscal 2020 highlights and quarterly results of operations sections of your press release with a discussion of the most directly comparable GAAP measure. Please tell us how you considered the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division’s Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and undertake to present the most comparable GAAP measures with equal or greater prominence than our non-GAAP measures and not to provide a discussion and analysis of a non-GAAP measure without a similar discussion and analysis of the comparable GAAP measure in a location with equal or greater prominence. This presentation will be reflected in the Partnership’s future press releases furnished as exhibits to Item 2.02 on Form 8-K. Please see pages 1, 2 and 3 of Exhibit 99.1 to the Partnership’s Form 8-K filed on February 6, 2020 for the updated presentation.

[Signature page follows]

Should the Staff have any questions or comments with respect to the foregoing, please contact Lawrence Thuillier, NGL Energy Partners LP at (918) 477-0535.

Very truly yours,

NGL ENERGY PARTNERS LP

By:	NGL ENERGY HOLDINGS LLC,
its general partner

By:	/s/ Robert W. Karlovich III
	Name:	Robert W. Karlovich III
	Title:	Executive Vice President and Chief Financial Officer

Enclosures

CC:	Kurston P. McMurray, NGL Energy Partners LP
Lawrence Thuillier, NGL Energy Partners LP
Bruce Toth, Winston & Strawn LLP
Courtney M.W. Tygesson, Winston & Strawn LLP